Filed under Rule 424(b)(2), File No. 333-213439

Preliminary Pricing Supplement No. 15 - Dated Monday, October 23, 2017 (To: Prospectus dated September 1, 2016 and Prospectus Supplement Dated: May 15, 2017)

CUSIP Number	Principal Amount	Selling Price	Gross Concession	Net Proceeds	Coupon Type	Coupon Rate	Coupon Frequency	Maturity Date	1st Coupon Date	1st Coupon Amount	Survivor’s Option	Product Ranking
92346MBE0	[ ]	100.00%	1.800%	[ ]	Fixed	3.400%	Semi-Annual	11/15/2027	5/15/2018	$18.23	Yes	Senior Unsecured Notes
Redemption Information: Callable at 100% on 11/15/2018 and any time thereafter with 30 Calendar Days Notice.
92346MBF7	[ ]	100.00%	3.150%	[ ]	Fixed	4.700%	Semi-Annual	11/15/2047	5/15/2018	$25.20	Yes	Senior Unsecured Notes

Redemption Information: Callable at 100% on 11/15/2022 and any time thereafter with 30 Calendar Days Notice.
Verizon Communications Inc.	Offering Date: Monday, October 23, 2017 through Monday, October 30, 2017	Verizon Communications Inc.
One Verizon Way	Trade Date: Monday, October 30, 2017 @ 12:00 PM ET	Verizon InterNotes ®
Basking Ridge, New Jersey 07920-1097	Settle Date: Thursday, November 2, 2017	Prospectus dated September 1, 2016 and Prospectus
	Minimum Denomination/Increments: $1,000.00/$1,000.00	Supplement Dated: May 15, 2017
Initial trades settle flat and clear SDFS: DTC Book Entry only
DTC Number 0235 via RBC Dain Rauscher Inc
Joint Lead Manager and Lead Agent: Incapital
Agents: BofA Merrill Lynch, Citigroup, Morgan Stanley, RBC Capital Markets, Wells Fargo Advisors

Except for Notes sold to level-fee accounts, Notes offered to the public will be offered at the public offering price set forth in this Pricing Supplement. Agents purchasing Notes on an agency basis for non-level fee client accounts shall purchase Notes at the public offering price. Notes purchased by the Agents for their own account may be purchased at the public offering price less the applicable concession. Notes purchased by the Agents on behalf of level-fee accounts may be sold to such accounts at the applicable concession to the public offering price, in which case, such Agents will not retain any portion of the sales price as compensation.

If the maturity date or an interest payment date for any note is not a business day (as defined in the prospectus supplement), principal, premium, if any, and interest for that note is paid on the next business day, and no interest will accrue from, and after, the maturity date or interest payment date.

The Verizon InterNotes® will be represented by a Master Note in fully registered form, without coupons. The Master Note will be deposited with, or on behalf of, DTC and registered in the name of a nominee of DTC, as depository, or another depository as may be named in a subsequent pricing supplement.

RECENT DEVELOPMENTS

On October 19, 2017, we announced our unaudited preliminary results for the third quarter 2017 and the nine months ended September 30, 2017. For the third quarter 2017, we reported net income attributable to Verizon of $3.62 billion, or $0.89 per diluted share, compared with net income of $3.62 billion, or $0.89 per diluted share, in the third quarter 2016. For the nine months ended September 30, 2017, we reported net income attributable to Verizon of $11.43 billion, or $2.80 per diluted share, compared with net income of $8.63 billion, or $2.11 per diluted share, for the nine months ended September 30, 2016. Reported earnings include special items such as actuarial gains or losses arising from the remeasurement of pension and other postretirement benefit plans, severance costs, net gain on sale of divested businesses, gain on sale of spectrum license transaction, acquisition and integration related costs, and early debt redemption costs.

During the third quarter 2017, consolidated operating revenues were $31.72 billion, an increase of 2.5% compared to the third quarter 2016. Consolidated operating revenues for the nine months ended September 30, 2017 were $92.08 billion, a decrease of 1.7% compared to the corresponding period in 2016.

Total operating expenses were $24.51 billion in the third quarter 2017 and $69.46 billion for the nine months ended September 30, 2017, an increase of 0.5% and a decrease of 6.9%, respectively, from the corresponding periods in 2016.

Total operating revenues from our Wireless segment were $21.58 billion for the third quarter 2017 and $63.74 billion for the nine months ended September 30, 2017, a decrease of 2.4% and 3.1%, respectively, from the corresponding periods in 2016. Wireless total operating expenses were $13.98 billion for the third quarter 2017 and $41.65 billion for the nine months ended September 30, 2017, a decrease of 3.3% and 1.5%, respectively, from the corresponding periods in 2016. Total operating revenues from our Wireline segment were $7.66 billion for the third quarter 2017 and $23.06 billion for the nine months ended September 30, 2017, an increase of 1.1% and 0.7%, respectively, from the corresponding periods in 2016. Wireline total operating expenses were $7.60 billion for the third quarter 2017 and $22.75 billion for the nine months ended September 30, 2017, an increase of 1.3% and a decrease of 3.4%, respectively, from the corresponding periods in 2016.

Cash flows from operating activities were $17.22 billion for the nine months ended September 30, 2017, compared with $17.72 billion for the nine months ended September 30, 2016. For the nine months ended September 30, 2017, net cash used in investing activities was $13.70 billion, including $11.28 billion in capital expenditures, compared with $2.54 billion net cash used in investing activities for the nine months ended September 30, 2016. Net cash used in financing activities was $1.91 billion for the nine months ended September 30, 2017, compared with $13.21 billion net cash used in financing activities for the nine months ended September 30, 2016. Our total debt increased by $9.42 billion compared with December 31, 2016, to $117.50 billion at September 30, 2017.